EXHIBIT 99.1

Kinross announces 14% annual increase to cash dividend and declares Q4 dividend

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

TORONTO, Feb. 18, 2026 (GLOBE NEWSWIRE) -- Kinross Gold Corporation (TSX: K; NYSE: KGC) (the “Company”) is pleased to announce that the Company’s Board of Directors has approved a 14% increase to its longstanding dividend, which will amount to $0.16 per share on an annualized basis. This is in addition to the dividend increase announced in November 2025, representing a total increase of 33% since Q3 2025.

The Board of Directors has also approved the Company’s quarterly dividend for the fourth quarter of 2025.

The quarterly dividend of $0.04 per common share is payable on March 26, 2026, to shareholders of record as of the close of business on March 11, 2026. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes while dividends paid to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact
Samantha Sheffield
Director, Corporate Communications
phone: 416-365-3034
Samantha.Sheffield@Kinross.com

Investor Relations Contact
David Shaver
Senior Vice-President, Investor Relations & Communications
phone: 416-365-2854
InvestorRelations@Kinross.com

Source: Kinross Gold Corporation